# SEC Schedule 13G/A (Amendment No. 47) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HNI Corporation, CIK 0000048287
CUSIP: 404251100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 600 East Second Street, P.O. Box 1109, Muscatine, Iowa (IA), 52761-0071
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000315032

## Reporting persons
- State Farm Mutual Automobile Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); sole voting power 1,761,600; shared voting power 0; sole dispositive power 1,761,600; shared dispositive power 0; aggregate amount beneficially owned 1,761,600 (3.85% of the class)
- State Farm Fire and Casualty Company: type of reporting person: insurance company (IC); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); sole voting power 492,000; shared voting power 0; sole dispositive power 492,000; shared dispositive power 0; aggregate amount beneficially owned 492,000 (1.07% of the class)
- State Farm Investment Management Corporation: type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,395,100; sole dispositive power 0; shared dispositive power 1,395,100; aggregate amount beneficially owned 1,395,100 (3.05% of the class)
- State Farm Insurance Companies Employee Retirement Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); sole voting power 671,323; shared voting power 0; sole dispositive power 671,323; shared dispositive power 0; aggregate amount beneficially owned 671,323 (1.47% of the class)

## Item 1. Issuer
Name of issuer: HNI Corporation
Address of issuer's principal executive offices: 600 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071

## Item 2. Person Filing
Name of person filing: State Farm Mutual Automobile Insurance Company
Address of principal business office or, if none, residence: One State Farm Plaza, Bloomington, Illinois 61710
Citizenship: Illinois

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 4,320,023
Percent of class: 9.43%
Sole power to vote or to direct the vote: 2,924,923
Shared power to vote or to direct the vote: 1,395,100
Sole power to dispose or to direct the disposition: 2,924,923
Shared power to dispose or to direct the disposition: 1,395,100

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
State Farm Mutual Automobile Insurance Company (IC)
State Farm Fire and Casualty Company (IC)
State Farm Investment Management Company (IA)
State Farm Insurance Companies Employee Retirement Trust (EP)

Pursuant to Rule 13d-4 each person listed in the table above expressly disclaims "beneficial ownership" as to all shares as to which such person has no right to receive the proceeds of sale of the security and disclaims that it is part of "group".

The following lists the entities affiliated with State Farm Mutual Automobile Insurance Company ("State Farm Mutual") which might be deemed to constitute a "group" with regard to the ownership of shares reported herein.

State Farm Mutual, an Illinois-domiciled insurance company, is the parent company of multiple wholly-owned insurance company subsidiaries, including State Farm Life Insurance Company, State Farm Life and Accident Assurance Company, and State Farm Fire and Casualty Company. State Farm Mutual is also the indirect parent company of State Farm Investment Management Corp. ("SFIMC"), which is a wholly-owned subsidiary of State Farm Life Insurance Company. SFIMC is a registered investment advisor under the Investment Advisors Act of 1940 and serves as investment advisor to Advisers Investment Trust, a Delaware Statutory Trust that is a registered investment company under the Investment Company Act of 1940. State Farm Mutual also sponsors a qualified retirement plan for the benefit of its employees, which plan is named the State Farm Insurance Companies Employee Retirement Trust.

As part of its corporate structure, State Farm Mutual has established a Finance and Investment Committee of its Board of Directors and each of the other insurance companies included in this report has established an Investment Committee of its respective Board of Directors. Each of the foregoing board committees oversees the investment and management of such company's assets. The Pension Investment Committee of the State Farm Insurance Companies Employee Retirement Trust performs a similar role in overseeing the investment and management of the trust's assets.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- State Farm Mutual Automobile Insurance Company: /s/ Joseph P. Young, Vice President (10/15/2025)
- State Farm Fire and Casualty Company: /s/ Joseph P. Young, Vice President (10/15/2025)
- State Farm Investment Management Corporation: /s/ Joseph P. Young, Vice President (10/15/2025)
- State Farm Insurance Companies Employee Retirement Trust: /s/ Joseph P. Young, Vice President (10/15/2025)